Simple Labs, Inc.

ANNUAL REPORT

1336 Lincoln Ave, Suite A
Calistoga, CA 94515
6175109830
https://simplelabs.com

This Annual Report is dated March 26, 2026.

BUSINESS

Simple Labs, Inc. (or the "Company") is a privately held corporation founded in 2019 and headquartered in Calistoga, California. The Company specializes in developing wireless, integrated barrel aging monitoring systems for the spirits and wine industry. These systems track critical parameters such as temperature, humidity, phenol, acetic acid, pH, alcohol, and fill levels, providing real-time data to winemakers and distillers. When monitored levels deviate from user-defined thresholds, the system sends alerts via mobile and desktop notifications, enabling proactive adjustments during the barrel aging process. Simple Labs' mission is to transform the traditional distillation experience by delivering real-time intelligence that revolutionizes the barrel aging process, offering innovative technological solutions tailored to the industry's evolving challenges and needs.

The Company's Intellectual Property

The Company was granted two U.S. utility patents and has applied for three additional U.S. utility patents. U.S. Patent No. 2024/0118197 and U.S. Patent No. 12,222,342, titled "SYSTEMS AND METHODS FOR DETERMINING FLUID QUALITY" were issued by the USPTO on August 21, 2024 and November 19, 2024, respectively. In addition to these, the Company has filed a PCT patent application PCT/US24/45449, a US patent application 63/749,891, as well as a future PCT patent application (in process) covering technology for level sensing, leak detection and color and quality monitoring, respectively.

In addition to this, Simple Labs, Inc. has other IP that it has developed, including registered U.S. trademarks for the word mark COGNI (U.S. Reg. Nos. 7211068 and 7181535) and the word mark SIMPLE LABS (U.S. Reg.

Nos. 7249280 and 7242538), as well as a design mark (U.S. Reg. No. 7181796). All five trademarks are listed on the USPTO Principal Register and are active.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $535,000.00
Use of proceeds: Engineering R&D, Product Development, General Operating Expenses
Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $620,000.00
Use of proceeds: Engineering R&D, Product Development, General Operating Expenses
Date: December 30, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $2,487,500.00
Use of proceeds: Engineering R&D, Product Development, General Operating Expenses
Date: June 30, 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $337,545.31
Use of proceeds: Engineering R&D, Product Development, Device Early Stage Testing, General Operating Expenses
Date: December 02, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

The Company is currently in testing with the Beam Institute and the Company expects that paid customer beta trials will commence after the completion of the Beam Institute validation. The length of the customer trails is uncertain but is expected to be 3 to 9 months long. After completion (or possibly earlier) of the customer trials, the Company expects to receive revenue generating orders from the customers who successfully complete their trials. The Company has limited existing cash resources so until revenue generating orders are received, the Company will need to continue to raise capital through SAFE investments from existing and new investors and/or obtaining new debt facilities to support ongoing investments. To date, the Company has been successful in continuing to raise additional capital through SAFE investments; however, adjustments to expenses would be required if the Company is not able to continue to raise the necessary capital.

Foreseeable major expenses based on projections:

Currently, the primary focus of the investments by the Company are directed toward research and development. The current run rate of operating expense is approximately $122,500 per month which includes $60,000 to an outside engineering firm for research and development and $40,000 in salary and benefits. Additional investments will be required once customer orders are received and COGNI devices need to be procured to support customer trials, customer orders, inventory and client implementations.

Future operational challenges:

R&D Cost Overruns:

- Risk: Delays or additional iterations increase development costs.

- Mitigation: Strategic use of third-party expertise to control costs.

Revenue Growth Dependency:

- Risk: Device adoption slower than projected.

- Mitigation: Aggressive marketing and pilot programs in high-demand regions.

Regulatory Challenges:

- Risk: Compliance with varying international standards.

- Mitigation: Early engagement with regulatory bodies and proactive adjustments.

There is no guarantee that the Company will achieve these milestones within the estimated timeline or at all. These statements reflect the Company's current plans and expectations, which are subject to a number of risks and uncertainties, including access to capital, regulatory review, and customer adoption.

Future challenges related to capital resources:

Strengths:

The SAFE funding provides immediate working capital with flexibility for R&D and scaling.

Initial target market (bourbon) is well-defined with a high-value opportunity, providing early revenue potential to fund further expansion.

Phased expansion (U.S. wine followed by EU wine) spreads investment needs over multiple years, reducing upfront capital requirements.

Challenges:

Market Penetration Risks: Slower adoption in the bourbon market could delay revenue generation, impacting funding for subsequent phases.

Regulatory and Compliance Costs: These are not fully accounted for and could increase expenditures, especially in international markets.

R&D Uncertainties: Delays or cost overruns in product development could strain funds.

There is no guarantee that the Company will achieve these milestones within the estimated timeline or at all. These statements reflect the Company's current plans and expectations, which are subject to a number of risks and uncertainties, including access to capital, regulatory review, and customer adoption.

Future milestones and events:

Over the next twelve months, the Company is currently focusing on the following key milestones:

Capital Fund Raising: Complete the fund raise through StartEngine and raise additional capital from existing investors, as needed, to support ongoing investments

Beam Institute: Complete the device testing with the Beam Institute over the next few months

Customer Trials: Begin paid customer beta trials after completion of the Beam Institute validation

There is no guarantee that the Company will achieve these milestones within the estimated timeline or at all. These statements reflect the Company's current plans and expectations, which are subject to a number of risks and uncertainties, including access to capital, regulatory review, and customer adoption.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $39,336.

Debt

Creditor: American Express
Outstanding balance: $6,110.00
Interest rate: 27.07%
Material terms: Security interest in substantially all assets of the Company

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Creditor: American Express
Outstanding balance: $34,300.00
Interest rate: 33.93%
Material terms: Security interest in substantially all assets of the Company

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Creditor: Navitas
Outstanding balance: $29,081.00
Interest rate: 10%
Material terms: Security interest in substantially all assets of the Company

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mike Slone

 Mike Slone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, Board Member, Principal Accounting Officer, and CEO
• Dates of Service: September 2019 — Present
• Responsibilities: I am the founder and CEO of the company. My role involves among other things overseeing operations, product, company vision and fundraising.

Name: Andrea Slone

 Andrea Slone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Customer Officer
• Dates of Service: January 2023 — Present
• Responsibilities: I serve as the voice of the customer, ensuring every interaction delivers value and strengthens long-term relationships across all stages of the customer journey.

Other business experience in the past three years:

• Employer: Optimum Healthcare IT
Title: Senior Epic Analyst
Dates of Service: March 2021 — February 2023
Responsibilities: As a Senior Epic Analyst I specialize in the implementation, management, and optimization of Epic's Radiant, Cupid, and Lumens software.

Name: George Steven Kalin

 George Steven Kalin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Business Officer
• Dates of Service: June 2023 — Present
• Responsibilities: Development of investor materials and presentations.

Name: David Charles Becker

 David Charles Becker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Senior Financial Advisor
• Dates of Service: October 2024 — Present
• Responsibilities: Developing and maintaining the company's financial model as well as advising on investor presentations, raising capital strategies, reviewing financial results and preparing financial forecasts.

Other business experience in the past three years:

• Employer: Co-op Solutions
Title: Chief Financial Officer
Dates of Service: January 2019 — April 2024
Responsibilities: Responsible for accounting, finance, treasury, internal audit and facilities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mike Slone
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 86.05%

RELATED PARTY TRANSACTIONS

Name of Person: Mike Slone
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $50,000 loan
Material Terms: In March 2025, Mike Slone obtained a loan for $50,000 from Truist Bank. The proceeds of the loan were provided to the Company. The Company is making the principal and interest payments on the loan. The loan is 84 monthly payments at an interest rate of 8.79%

Name of Person: Mike Slone
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $90,000 loan
Material Terms: In March 2025, Mike Slone obtained a loan for $90,000 from SOFI. The proceeds of the loan were provided to the Company. The Company is making the principal and interest payments on the loan. The loan is 60 monthly payments at an interest rate of 14.51%

Name of Person: Mike Slone
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $182,000 loan
Material Terms: n March 2025, Mike Slone funded the Company $182,000 as a short-term loan. Mr. Slone's expectation is for the Company to repay him for this short-term loan but no terms have been established in regards to the timing or interest rate. To date, no payments have been made from the Company to Mr. Slone on the loan.

OUR SECURITIES

The Company has authorized Common Stock, Crowdfunding SAFE, SAFE 2023 + (SAFE), Seed Round SAFE terms (SS), SeedInvest (SI) SAFE, and Simple Labs second seed SAFE (SS2).

Common Stock
• Authorized: 15,000,000
• Outstanding: 11,621,561
• Voting Rights: One Vote Per Share
Crowdfunding SAFE
• Amount Outstanding: $0.00
• Conversion Type: Common Shares

• Conversion Trigger: Equity Financing, Liquidity, or Dissolution Event. See Material Rights below for further information.
• Valuation Cap: $15,000,000.00
• Discount Rate: 15
• Material Rights: (a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

 (b)   Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

 (c)   Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

        (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

        (ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

        (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Please see the Crowdfunding SAFE subscription agreement attached to the Offering Memorandum as Exhibit F for further information on the material rights of these securities.
SAFE 2023 + (SAFE)
• Amount Outstanding: $2,487,500.00
• Conversion Type: Common Shares
• Conversion Trigger: $1m+ equity round.
• Valuation Cap: $15,000,000.00
• Discount Rate: 15
• Material Rights: None
Seed Round SAFE terms (SS)
• Amount Outstanding: $535,000.00
• Conversion Type: Common Shares
• Conversion Trigger: $1m+ equity round.
• Valuation Cap: $7,000,000.00
• Discount Rate: 15

• Material Rights: None
SeedInvest (SI) SAFE
• Amount Outstanding: $337,545.31
• Conversion Type: Common Shares
• Conversion Trigger: $1m+ equity round.
• Valuation Cap: $7,000,000.00
• Discount Rate: 15
• Material Rights: None
Simple Labs second seed SAFE (SS2)
• Amount Outstanding: $620,000.00
• Conversion Type: Common Shares
• Conversion Trigger: $1m+ equity round.
• Valuation Cap: $7,000,000.00
• Discount Rate: 15
• Material Rights: None

What it means to be a minority holder

As a Simple Agreement for Future Equity holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with

the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer

preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Simple Agreement for Future Equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Simple Labs, Inc. was formed on July 8, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Simple Labs, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these

regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until conversion
The Simple Agreement for Future Equity has no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Simple Labs, Inc.
By /s/ *Mike Slone*
Title: Founder and CEO

By /s/ *Mike Slone*

Name: <u>Mike Slone</u>
Title: Founder and CEO

By /s/ *David Becker*

Name: <u>David Becker</u>
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Distribution account	January 2025	February 2025	March 2025
Assets			
Current Assets			
Bank Accounts			
1000 Business Adv Relationship - 7050	49,800.80	3,742.63	206,263.51
1030 Merrill Lynch (6815)	84,690.44	39,996.93	19.38
Total for Bank Accounts	**134,491.24**	**43,739.56**	**206,282.89**
Other Current Assets			
1400 Prepaid expenses	9,806.14	8,535.89	7,265.64
1450 Loan Fee (Deferred)	3,429.00	2,286.00	1,143.00
1455 Deferred Offering Costs			
QuickBooks Tax Holding Account			
Total for Other Current Assets	**13,235.14**	**10,821.89**	**8,408.64**
Total for Current Assets	**147,726.38**	**54,561.45**	**214,691.53**
Fixed Assets			
1590 Accumulated Depreciation	-2,320.94	-2,669.08	-3,017.22
1500 Tools, machinery, and equipment	29,244.00	29,244.00	29,244.00
Total for Fixed Assets	**26,923.06**	**26,574.92**	**26,226.78**
Other Assets			
1410 Security deposits			
Total for Other Assets			
Total for Assets	**174,649.44**	**81,136.37**	**240,918.31**
Liabilities and Equity			
Liabilities			
Current Liabilities			
Accounts Payable			
2000 Accounts Payable (A/P)		67,657.66	128,138.22
Total for Accounts Payable		**67,657.66**	**128,138.22**
Credit Cards			
2010 Amex CC - 82007	30,626.51	37,529.48	32,925.43
Total for Credit Cards	**30,626.51**	**37,529.48**	**32,925.43**
Other Current Liabilities			
2100 Direct Deposit Payable	0.00	0.00	0.00
2110 Payroll Liabilities			
2111 CA PIT / SDI	0.00	0.00	0.00
2112 CA SUI / ETT	0.00	0.00	0.00
2113 Federal Taxes (941/944)	0.00	0.00	0.00
2114 Federal Unemployment (940)	0.00	0.00	0.00
Total for 2110 Payroll Liabilities	**0.00**	**0.00**	**0.00**

2130 Accrued Expenses			12,500.00
2312 Amex Loan	31,632.00	22,742.00	15,963.50
2315 Loans to shareholders	0.00	0.00	77,550.00
2320 Navitas Loan	31,654.56	31,011.26	30,367.96
2321 Interest on Loan	-6,075.63	-5,861.42	-5,650.52
Total for 2320 Navitas Loan	**25,578.93**	**25,149.84**	**24,717.44**
2330 Short-Term Bridge Loans			240,000.08
Total for Other Current Liabilities	**57,210.93**	**47,891.84**	**370,731.02**
Total for Current Liabilities	**87,837.44**	**153,078.98**	**531,794.67**
Total for Liabilities	**87,837.44**	**153,078.98**	**531,794.67**
Equity			
3500 Owner's Draw	-232,337.17	-232,337.17	-242,534.69
3610 SAFE 2023+	2,350,000.00	2,350,000.00	2,375,000.00
3700 Crowdfunding - StartEngine			
3000 Capital Investment	343,185.35	343,185.35	343,185.35
3550 Seed Round Safe Terms	535,000.00	535,000.00	535,000.00
3600 Second Seed	520,000.00	520,000.00	520,000.00
3900 Retained Earnings	-3,359,480.55	-3,359,480.55	-3,359,480.55
Net Income	-69,555.63	-228,310.24	-462,046.47
Total for Equity	**86,812.00**	**-71,942.61**	**-290,876.36**
Total for Liabilities and Equity	**174,649.44**	**81,136.37**	**240,918.31**

Balance Sheet
Simple Labs, Inc.
As of December 31, 2025

April 2025	May 2025	June 2025	July 2025
109,662.32	104,739.52	32,508.30	15,733.45
19.38	19.38	19.38	19.38
109,681.70	**104,758.90**	**32,527.68**	**15,752.83**
5,995.39	4,725.14	3,454.89	2,184.64
0.00	0.00	0.00	0.00
	20,000.00	20,000.00	20,000.00
5,995.39	**24,725.14**	**23,454.89**	**22,184.64**
115,677.09	**129,484.04**	**55,982.57**	**37,937.47**
-3,365.36	-3,713.50	-4,061.64	-4,409.78
29,244.00	29,244.00	29,244.00	29,244.00
25,878.64	**25,530.50**	**25,182.36**	**24,834.22**
5,000.00	5,000.00	5,000.00	5,000.00
5,000.00	**5,000.00**	**5,000.00**	**5,000.00**
146,555.73	**160,014.54**	**86,164.93**	**67,771.69**
227,397.37	337,013.63	442,188.67	499,877.05
227,397.37	**337,013.63**	**442,188.67**	**499,877.05**
27,484.39	28,954.10	28,752.05	29,583.21
27,484.39	**28,954.10**	**28,752.05**	**29,583.21**
0.00	0.00	0.00	0.00
		0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**

0.00	0.00	0.00	0.00
10,532.50	39,401.50	27,282.83	20,365.66
76,750.86	75,951.72	75,152.58	74,353.44
29,724.66	29,081.36	28,438.06	27,794.76
-5,442.96	-5,238.76	-5,037.95	-4,840.56
24,281.70	**23,842.60**	**23,400.11**	**22,954.20**
237,893.83	235,787.58	233,681.33	231,575.08
349,458.89	**374,983.40**	**359,516.85**	**349,248.38**
604,340.65	**740,951.13**	**830,457.57**	**878,708.64**
604,340.65	**740,951.13**	**830,457.57**	**878,708.64**
-242,573.69	-242,873.69	-242,873.69	-242,873.69
2,387,500.00	2,437,500.00	2,440,420.00	2,490,420.00
343,185.35	343,185.35	343,185.35	343,185.35
535,000.00	535,000.00	535,000.00	535,000.00
520,000.00	520,000.00	520,000.00	520,000.00
-3,359,480.55	-3,359,480.55	-3,359,480.55	-3,359,480.55
-641,416.03	-814,267.70	-980,543.75	-1,097,188.06
-457,784.92	**-580,936.59**	**-744,292.64**	**-810,936.95**
146,555.73	**160,014.54**	**86,164.93**	**67,771.69**

August 2025	September 2025	October 2025	November 2025
44,203.12	12,396.60	137,180.59	70,008.42
19.38	19.38	19.38	19.38
44,222.50	**12,415.98**	**137,199.97**	**70,027.80**
1,747.72	1,310.80	873.88	436.96
0.00	0.00	0.00	0.00
20,000.00	20,000.00	20,000.00	20,000.00
		0.00	0.00
21,747.72	**21,310.80**	**20,873.88**	**20,436.96**
65,970.22	**33,726.78**	**158,073.85**	**90,464.76**
-4,757.92	-5,106.06	-5,454.20	-5,802.34
29,244.00	29,244.00	29,244.00	29,244.00
24,486.08	**24,137.94**	**23,789.80**	**23,441.66**
5,000.00	5,000.00	5,000.00	5,000.00
5,000.00	**5,000.00**	**5,000.00**	**5,000.00**
95,456.30	**62,864.72**	**186,863.65**	**118,906.42**
559,963.83	639,377.32	718,022.36	802,777.86
559,963.83	**639,377.32**	**718,022.36**	**802,777.86**
29,516.09	29,670.79	29,708.93	16,706.12
29,516.09	**29,670.79**	**29,708.93**	**16,706.12**
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**

0.00	0.00	0.00	0.00
14,477.49	11,332.23	5,739.26	0.00
73,554.30	72,755.16	72,755.16	71,956.02
27,151.46	26,508.16	25,864.86	25,094.88
-4,646.62	-4,456.16	-4,269.20	-4,085.78
22,504.84	**22,052.00**	**21,595.66**	**21,009.10**
229,468.83	227,362.58	227,362.58	223,056.33
340,005.46	**333,501.97**	**327,452.66**	**316,021.45**
929,485.38	**1,002,550.08**	**1,075,183.95**	**1,135,505.43**
929,485.38	**1,002,550.08**	**1,075,183.95**	**1,135,505.43**
-242,873.69	-244,784.73	-245,784.73	-246,568.31
2,590,420.00	2,590,420.00	2,590,420.00	2,590,420.00
		188,724.97	240,068.94
343,185.35	343,185.35	343,185.35	343,185.35
535,000.00	535,000.00	535,000.00	535,000.00
520,000.00	520,000.00	520,000.00	520,000.00
-3,359,480.55	-3,359,480.55	-3,359,480.55	-3,359,480.55
-1,220,280.19	-1,324,025.43	-1,460,385.34	-1,639,224.44
-834,029.08	**-939,685.36**	**-888,320.30**	**-1,016,599.01**
95,456.30	**62,864.72**	**186,863.65**	**118,906.42**

	December 2025
	39,336.97
	19.38
	39,356.35
	0.00
	0.00
	20,000.00
	0.00
	20,000.00
	59,356.35
	-6,150.48
	29,244.00
	23,093.52
	5,000.00
	5,000.00
	87,449.87
	871,542.23
	871,542.23
	16,140.35
	16,140.35
	0.00
	0.00
	0.00
	0.00
	0.00
	252.00
	252.00

	0.00
	0.00
	71,156.88
	24,451.58
	-3,905.92
	20,545.66
	220,856.33
	312,810.87
	1,200,493.45
	1,200,493.45
	-246,756.61
	2,590,420.00
	271,631.79
	343,185.35
	535,000.00
	520,000.00
	-3,359,480.55
	-1,767,043.56
	-1,113,043.58
	87,449.87

Distribution account	January 2025	February 2025
Income		
Gross Profit		
Expenses		
6000 Payroll Expenses		
6010 Wages	35,000.00	35,000.00
6020 Payroll Taxes	3,832.50	2,677.50
6040 Contract Labor	2,137.50	4,412.50
6050 Health insurance	871.19	0.00
Total for 6000 Payroll Expenses	**41,841.19**	**42,090.00**
6100 Engineering Services	833.33	84,297.85
6200 Supplies		
6220 Supplies & materials	279.39	270.64
Total for 6200 Supplies	**279.39**	**270.64**
6300 Advertising & marketing		
6330 Marketing Events		
6340 Marketing Materials		
Total for 6300 Advertising & marketing		
6400 Professional Services		
6410 Accounting fees	1,390.50	721.00
6420 Legal Fees	3,225.00	6,035.00
Total for 6400 Professional Services	**4,615.50**	**6,756.00**
6500 Office expenses		
6505 Office supplies	79.15	
6515 Shipping & postage		38.30
6525 Software & apps	1,638.31	2,975.65
6530 Repairs & maintenance	560.00	560.00
6535 Rent		
6536 Building Rent	12,500.00	12,500.00
Total for 6535 Rent	**12,500.00**	**12,500.00**
6540 Utilities		
6542 Electricity		
6545 Phone service	233.62	234.03
Total for 6540 Utilities	**233.62**	**234.03**
Total for 6500 Office expenses	**15,011.08**	**16,307.98**
6600 General business expenses		
6605 Bank fees & service charges	8.50	5.00
6615 Memberships & subscriptions	862.05	177.05
6635 Contributions to charities	11.55	11.55

6640 Meals & Entertainment	709.31	1,143.19
6645 Insurance		
6646 Business insurance	1,302.83	1,653.83
Total for 6645 Insurance	**1,302.83**	**1,653.83**
6650 Taxes paid		
6670 Travel		
6671 Airfare		1,633.76
6672 Hotels		759.15
6673 Taxis & Shared Rides		119.53
6675 Parking & Tolls	24.00	50.00
Total for 6670 Travel	**24.00**	**2,562.44**
6690 Depreciation Expense	348.14	348.14
6700 Vehicle Expenses		
6701 Vehicle Lease Payments	1,806.94	1,806.94
6703 Vehicle Repairs & Maintenance		
6704 Vehicle Fuel	34.42	13.82
Total for 6700 Vehicle Expenses	**1,841.36**	**1,820.76**
Total for 6600 General business expenses	**5,107.74**	**7,721.96**
6620 Business licenses		450.00
6990 Other Operating Expenses		100.00
6999 Uncategorized Expense		
Total for Expenses	**67,688.23**	**157,994.43**
Net Operating Income	**-67,688.23**	**-157,994.43**
Other Income		
7200 Dividends Earned	373.35	306.49
7300 Cash Back Rewards		942.00
Total for Other Income	**373.35**	**1,248.49**
Other Expenses		
8000 Interest paid	2,240.75	2,008.67
Total for Other Expenses	**2,240.75**	**2,008.67**
Net Other Income	**-1,867.40**	**-760.18**
Net Income	**-69,555.63**	**-158,754.61**

Profit and Loss
Simple Labs, Inc.
January-December, 2025

March 2025	April 2025	May 2025	June 2025	July 2025
35,000.00	35,000.00	35,000.00	35,000.00	35,000.00
2,677.50	2,677.50	3,672.94	2,677.50	2,677.50
2,093.75	562.50	225.50		
2,518.23		839.41	839.41	839.41
42,289.48	**38,240.00**	**39,737.85**	**38,516.91**	**38,516.91**
151,173.24	100,092.48	110,449.59	106,008.37	58,521.71
253.11	280.85	2,277.89	864.30	390.93
253.11	**280.85**	**2,277.89**	**864.30**	**390.93**
			500.00	
296.94		84.82	301.95	
296.94		**84.82**	**801.95**	
721.00	721.00	721.00	3,296.00	721.00
3,617.50	730.50	369.50	430.00	1,400.00
4,338.50	**1,451.50**	**1,090.50**	**3,726.00**	**2,121.00**
545.18	12.08	4,572.27		75.00
131.03	116.80	22.45	19.15	
1,557.15	1,300.90	1,195.91	1,524.27	1,449.40
560.00	560.00	1,390.00	1,016.40	600.00
		2,500.00	2,500.00	2,500.00
12,500.00	17,900.00		4,950.00	4,950.00
12,500.00	**17,900.00**	**2,500.00**	**7,450.00**	**7,450.00**
				945.73
240.88	234.06	249.12	248.49	416.62
240.88	**234.06**	**249.12**	**248.49**	**1,362.35**
15,534.24	**20,123.84**	**9,929.75**	**10,258.31**	**10,936.75**
-1.50	6.00	1.00	2.00	44.00
152.92	152.92	152.92	152.92	509.58
11.55	11.55	11.55	36.55	11.55

5,489.54	3,659.80	1,440.89	352.53	72.58
1,302.83	1,302.83	1,302.83	1,488.46	1,183.33
1,302.83	**1,302.83**	**1,302.83**	**1,488.46**	**1,183.33**
503.50			500.00	
3,082.84		1,427.00	817.00	936.62
2,594.42		1,928.12	608.18	
276.09			638.80	
253.53	105.00	30.00		
6,710.38	**105.00**	**3,385.12**	**2,563.98**	**936.62**
348.14	348.14	348.14	348.14	348.14
1,806.94	1,806.94	1,806.94		1,806.94
1,930.00				
38.23		5.02	79.10	
3,775.17	**1,806.94**	**1,811.96**	**79.10**	**1,806.94**
17,789.03	**7,393.18**	**8,454.41**	**5,023.68**	**4,912.74**
	1,600.00			57.00
	8,000.00		250.00	367.10
231,674.54	**177,181.85**	**172,024.81**	**165,449.52**	**115,824.14**
-231,674.54	**-177,181.85**	**-172,024.81**	**-165,449.52**	**-115,824.14**
180.45				
180.45				
2,242.14	2,187.71	826.86	826.53	820.17
2,242.14	**2,187.71**	**826.86**	**826.53**	**820.17**
-2,061.69	**-2,187.71**	**-826.86**	**-826.53**	**-820.17**
-233,736.23	**-179,369.56**	**-172,851.67**	**-166,276.05**	**-116,644.31**

August 2025	September 2025	October 2025	November 2025
35,000.00		35,000.00	39,000.00
2,677.50		2,677.50	2,983.50
839.41	839.41	839.41	
38,516.91	**839.41**	**38,516.91**	**41,983.50**
60,086.78	79,413.49	78,645.04	84,755.50
283.72	283.75	278.00	24,584.84
283.72	**283.75**	**278.00**	**24,584.84**
		39.99	637.23
		39.99	**637.23**
2,321.00	721.00	721.00	721.00
6,835.50		2,840.25	
9,156.50	**721.00**	**3,561.25**	**721.00**
206.00		3,790.83	5,879.85
		70.92	129.35
1,324.06	1,388.70	1,134.15	1,269.25
400.00	719.23		400.00
2,500.00	2,500.00	2,500.00	2,500.00
4,950.00	4,950.00	4,950.00	4,950.00
7,450.00	**7,450.00**	**7,450.00**	**7,450.00**
	840.89		466.77
402.84	310.04	385.04	338.14
402.84	**1,150.93**	**385.04**	**804.91**
9,782.90	**10,708.86**	**12,830.94**	**15,933.36**
3.00	100.00	85.00	5.00
157.92	157.92	64.94	64.94
11.55	11.55	11.55	11.55

73.83	2,351.54	41.38	2,747.86
3,350.88	1,183.33	0.00	2,406.66
3,350.88	**1,183.33**	**0.00**	**2,406.66**
25.00			5.00
			585.96
			1,307.95
			34.16
50.00			52.00
50.00			**1,980.07**
348.14	348.14	348.14	348.14
	3,654.93	1,806.94	1,797.99
	3,654.93	**1,806.94**	**1,797.99**
4,020.32	**7,807.41**	**2,357.95**	**9,367.21**
374.80	504.00		354.52
		-1,000.00	-300.00
122,221.93	**100,277.92**	**135,230.08**	**178,037.16**
-122,221.93	**-100,277.92**	**-135,230.08**	**-178,037.16**
			187.76
			187.76
870.20	3,467.32	1,129.83	989.70
870.20	**3,467.32**	**1,129.83**	**989.70**
-870.20	**-3,467.32**	**-1,129.83**	**-801.94**
-123,092.13	**-103,745.24**	**-136,359.91**	**-178,839.10**

December 2025	Total
24,000.00	378,000.00
2,088.00	31,319.44
	9,431.75
	8,425.88
26,088.00	**$427,177.07**
68,764.37	983,041.75
8,677.30	38,724.72
8,677.30	**$38,724.72**
	500.00
	1,360.93
	$1,860.93
721.00	13,496.50
5,637.50	31,120.75
6,358.50	**$44,617.25**
825.83	15,986.19
700.20	1,228.20
1,304.01	18,061.76
727.43	7,493.06
2,500.00	20,000.00
4,950.00	90,050.00
7,450.00	**$110,050.00**
	2,253.39
312.15	3,605.03
312.15	**$5,858.42**
11,319.62	**$158,677.63**
1.00	259.00
64.94	2,671.02
11.55	163.60

300.70	18,383.15
1,185.11	17,662.92
1,185.11	**$17,662.92**
1,085.00	1,115.00
	1,003.50
10.00	8,493.18
	7,197.82
	1,068.58
	564.53
10.00	**$18,327.61**
348.14	4,177.68
1,806.94	19,908.44
149.59	2,079.59
	170.59
1,956.53	**$22,158.62**
4,962.97	**$84,918.60**
	2,107.00
1,100.00	11,050.42
	-1,300.00
127,270.76	**$1,750,875.37**
-127,270.76	**-$1,750,875.37**
	860.29
	1,129.76
	$1,990.05
548.36	18,158.24
548.36	**$18,158.24**
-548.36	**-$16,168.19**
-127,819.12	**-$1,767,043.56**

Full name	January 2025
OPERATING ACTIVITIES	
Net Income	-69,555.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Prepaid expenses	-3,972.75
1450 Loan Fee (Deferred)	1,143.00
1455 Deferred Offering Costs	
1590 Accumulated Depreciation	348.14
2000 Accounts Payable (A/P)	
2010 Amex CC - 82007	-3,931.80
2100 Direct Deposit Payable	0.00
2110 Payroll Liabilities	
2111 Payroll Liabilities:CA PIT / SDI	0.00
2112 Payroll Liabilities:CA SUI / ETT	0.00
2113 Payroll Liabilities:Federal Taxes (941/944)	0.00
2114 Payroll Liabilities:Federal Unemployment (940)	0.00
2130 Accrued Expenses	
2312 Amex Loan	-8,890.00
2315 Loans to shareholders	
2320 Navitas Loan	-643.30
2321 Navitas Loan:Interest on Loan	217.49
2330 Short-Term Bridge Loans	
QuickBooks Tax Holding Account	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,729.22**
Net cash provided by operating activities	**-85,284.85**
INVESTING ACTIVITIES	
1410 Security deposits	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
3500 Owner's Draw	-1,303.75
3610 SAFE 2023+	
3700 Crowdfunding - StartEngine	
Net cash provided by financing activities	**-1,303.75**
NET CASH INCREASE FOR PERIOD	**-86,588.60**

Statement of Cash Flows
Simple Labs, Inc.
January-December, 2025

February 2025	March 2025	April 2025	May 2025	June 2025
-158,754.61	-233,736.23	-179,369.56	-172,851.67	-166,276.05
1,270.25	1,270.25	1,270.25	1,270.25	1,270.25
1,143.00	1,143.00	1,143.00		
			-20,000.00	
348.14	348.14	348.14	348.14	348.14
67,657.66	60,480.56	99,259.15	109,616.26	105,175.04
6,902.97	-4,604.05	-5,441.04	1,469.71	-202.05
0.00	0.00	0.00	0.00	0.00
				0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
	12,500.00	-12,500.00		
-8,890.00	-6,778.50	-5,431.00	28,869.00	-12,118.67
	77,550.00	-799.14	-799.14	-799.14
-643.30	-643.30	-643.30	-643.30	-643.30
214.21	210.90	207.56	204.20	200.81
	240,000.08	-2,106.25	-2,106.25	-2,106.25
68,002.93	**381,477.08**	**75,307.37**	**118,228.87**	**91,124.83**
-90,751.68	**147,740.85**	**-104,062.19**	**-54,622.80**	**-75,151.22**
		-5,000.00		
		-5,000.00		
	-10,197.52	-39.00	-300.00	
	25,000.00	12,500.00	50,000.00	2,920.00
	14,802.48	**12,461.00**	**49,700.00**	**2,920.00**
-90,751.68	**162,543.33**	**-96,601.19**	**-4,922.80**	**-72,231.22**

July 2025	August 2025	September 2025	October 2025	November 2025
-116,644.31	-123,092.13	-103,745.24	-136,359.91	-178,839.10
1,270.25	436.92	436.92	436.92	436.92
348.14	348.14	348.14	348.14	348.14
57,688.38	60,086.78	79,413.49	78,645.04	84,755.50
831.16	-67.12	154.70	38.14	-13,002.81
0.00	0.00		0.00	0.00
0.00	0.00		0.00	0.00
0.00	0.00		0.00	0.00
0.00	0.00		0.00	0.00
0.00	0.00		0.00	0.00
-6,917.17	-5,888.17	-3,145.26	-5,592.97	-5,739.26
-799.14	-799.14	-799.14	0.00	-799.14
-643.30	-643.30	-643.30	-643.30	-769.98
197.39	193.94	190.46	186.96	183.42
-2,106.25	-2,106.25	-2,106.25	0.00	-4,306.25
			0.00	0.00
49,869.46	**51,561.80**	**73,849.76**	**73,418.93**	**61,106.54**
-66,774.85	**-71,530.33**	**-29,895.48**	**-62,940.98**	**-117,732.56**
		-1,911.04	-1,000.00	-783.58
50,000.00	100,000.00			
			188,724.97	51,343.97
50,000.00	**100,000.00**	**-1,911.04**	**187,724.97**	**50,560.39**
-16,774.85	**28,469.67**	**-31,806.52**	**124,783.99**	**-67,172.17**

December 2025	Total
-127,819.12	-1,767,043.56
436.96	5,833.39
	4,572.00
	-20,000.00
348.14	4,177.68
68,764.37	871,542.23
-565.77	-18,417.96
0.00	0.00
	0.00
0.00	0.00
0.00	0.00
0.00	0.00
252.00	252.00
	0.00
	-40,522.00
-799.14	71,156.88
-643.30	-7,846.28
179.86	2,387.20
-2,200.00	220,856.33
0.00	0.00
65,773.12	**$1,093,991.47**
-62,046.00	**-$673,052.09**
	-5,000.00
	-$5,000.00
-188.30	-15,723.19
	240,420.00
31,562.85	271,631.79
31,374.55	**$496,328.60**
-30,671.45	**-$181,723.49**

	Common Stock		Treasury Stock	SAFE Notes	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount					
Balance at January 1, 2023	10,742,272	$ 107	-	$ 955,000	$ 114,690	$ (767,697)	$ 302,100
Issuance of common stock	1,828,771	18	-	-	139,227	-	139,246
SAFE notes	-	-	-	835,000	-	-	835,000
Prior Period Adjustment	-	-	-	-	-	16,155	16,155
Net income (loss)	-	-	-	-	-	(1,189,682)	(1,189,682)
December 31, 2023	12,571,043	$ 126	-	$ 1,790,000	$ 253,917	$ (1,941,224)	$ 102,819
Issuance of common stock	160,000	2	-	-	(119,706)	-	(119,705)
Treasury stock	-	-	$ (22,187)	-	-	-	(22,187)
SAFE notes	-	-	-	1,615,000	-	-	1,615,000
Prior Period Adjustment	-	-	-	-	-	(392)	(392)
Net income (loss)	-	-	-	-	-	(1,417,864)	(1,417,864)
December 31, 2014	12,731,043	$ 127	$ (22,187)	$ 3,405,000	134,211	$ (3,359,481)	$ 157,671
Issuance of common stock	65,000	65	-	-	(13,816)	-	(13,751)
SAFE notes	-	-	-	512,052	-	-	512,052
Net income (loss)	-	-	-	-	-	(1,769,015)	(1,769,015)
December 31, 2015	12,796,043	$ 192	$ (22,187)	$ 3,917,052	$ 120,395	$ (5,128,496)	$ (1,113,044)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L
= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

































Cell: Q4
Comment: davidg:
If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:
If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Simple Labs, Inc. ("the Company") was formed in Delaware on September 8, 2020. The Company plans to earn revenue through the sale of its proprietary product, Cogni, the first real-time AI-powered barrel monitoring system designed for the distillery and wine industries. The Cogni device, which replaces the traditional bung stopper, enables barrels to become smart assets by tracking data such as alcohol content, evaporation, and liquid quality in real time. The Company is currently in the pre-revenue stage and expects to generate income from device sales, which will include access to mobile and online data monitoring features. The Company's headquarters is in Calistoga, California. The Company's initial customers are expected to be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $39,356 and $221,080 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash f lows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, the Company recognized an impairment loss of $121,821 related to development assets for the year ended December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Machinery and Equipment	7	29,244	29,244
Les Accumulated Depreciation		(6,150)	(1,973)
Totals		23,094	27,271

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue stage and expects to generate revenue from the sale of its devices, which will include access to mobile and online data monitoring services. In accordance with ASC 606, Revenue from Contracts with Customers, the Company will identify and evaluate the performance obligations associated with customer contracts upon the execution of its first revenue-generating agreement.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, travel, office expenses, licenses, rent and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2025 and 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On December 21, 2022, Simple Labs, Inc. entered into a 48-month non-cancellable operating lease agreement with Mercedes-Benz Financial Services for the use of a motor vehicle. The lease commenced on December 21, 2022 and will terminate on November 30, 2026.

Effective May 1, 2025, the Company entered into a new non-cancelable office lease agreement with a term through March 31, 2028. Monthly rent under the new lease is $2,500. The Company's prior lease, which required monthly rent payments of $12,500 on a month-to-month basis, was terminated prior to the commencement of the new lease.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit - In 2024 and 2025 the Company entered into multiple business line of credit agreements with American Express® National Bank. All loans were unsecured and personally guaranteed by the Company's Chief Executive Officer.

Date	Principal Amount	Loan Terms (months)	Total Repayment	APR	Monthly Payment
November 2023	$45,900	18	$58,293	32.55%	$2,780 - $3,698
February 2024	$15,200	6	$16,568	31.66%	$2,609 - $3,065
November 2024	$30,300	6	$33,037	27.07%	$5,201 - $6,111

Loan Payable – In July 2024, the Company entered into a financing agreement with Navitas Credit Corp for total funding of $29,244. The loan carries a stated annual percentage rate (APR) of 10.519%, with a total finance charge of $7,754, resulting in total scheduled payments of $36,998 over the 58-term of the loan.

In early 2025, the Company's Chief Executive Officer provided a total of $265,000 in funding to the Company through a combination of personal loans and direct contributions, as detailed below:

- In March 2025, Mr. Slone loaned $90,000 to the Company. The loan is non-interest bearing and is expected to be repaid at a future date.

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- An additional $175,000 was contributed to the Company from the proceeds of personal loans obtained by Mr. Slone. Although the loans were taken out personally by Mr. Slone, the Company is directly remitting the monthly principal and interest payments to the respective lenders. The details of the loans are as follows:
  - $90,000 from SOFI at an interest rate of 14.51%, with a 60-month repayment term
  - $50,000 from LightStream at an interest rate of 8.79%, with an 84-month repayment term
  - $35,000 from Rocket Loans at an interest rate of 17.43%, with a 60-month repayment term

NOTE 6 – EQUITY

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024, a total of 12,731,043 shares were outstanding, of which 11,621,561 shares were issued and outstanding, and 1,109,482 shares were held as treasury stock, having been repurchased by the Company during the year. As of December 31, 2025, a total of 12,796,043 shares were outstanding, of which 11,686,561 shares were issued and outstanding, and 1,109,482 shares were held as treasury stock.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2025 and 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement includes a discount rate of 15% and is subject to a valuation cap ranging from $5M to $15M. The total outstanding balance of the SAFE was $3,980,000 and $3,405,000 as of December 31, 2025 and 2024, respectively.

NOTE 7 – SUBSEQUENT EVENTS

In 2026, the Company received additional financing through the issuance of Simple Agreements for Future Equity (SAFEs). The terms of the SAFEs are consistent with those previously issued, and the proceeds were used for general corporate purposes.

I, Mike Slone, the CEO of Simple Labs, hereby certify that the financial statements of Simple Labs and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the twenty fourth of March, 2026.

_____ (Signature)

CEO

_____3 | 24 | 2026_____ (Date)